SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that on September 29, 2016, it received Official Letter No. 466/2016-CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - "CVM"), requesting a clarification concerning news published by "O Globo" under the title: "Government intends to open bidding for CELG in November”, as transcribed at the end of this Announcement.

Regarding the above-mentioned Official Letter, the Company offers the following clarifications:

1.   In relation to the sale Eletrobras’ stake in CELG-D Distribution SA (“CELG-D”), the matter is the subject of the 166th Extraordinary Shareholders’ Meeting, to be held on October 24, 2016, as per the call notice and administration proposal disclosed through the appropriate channels on September 23, 2016.

2.   As far as the other distribution companies – subsidiaries of Eletrobras – the 165th Extraordinary Shareholders’ Meeting held on July 22, 2016, decided that the transfer of shareholding control of the companies Companhia Energética do Piauí (CEPISA), Companhia Energética de Alagoas (CEAL), Companhia de Eletricidade do Acre (ELETROACRE), Centrais Elétricas de Rondônia S.A. (CERON), Boa Vista Energia S.A and Amazonas Distribuidora de Energia S.A. will occur by December 31, 2017, under §1ª A of Article 8 of Law 12783/2013, with the new wording given by Provisional Measure 735, of June 22, 2016.

3.   Given the above, all the issues related to this article had already been disclosed by the Company, through the appropriate channels

Rio de Janeiro – September 30, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

 [Free Translation of Official Letter No. 466/2016-CVM/SEP/GEA-1]

Request for clarification of the news article

Dear CFO,

1.            In reference to the article published on September 24, 2016 in the newspaper O Globo, in its Economy section, entitled "Government intends to open bidding for CELG in November", which contained the following statements:

Eletrobras’s CEO, Wilson Ferreira, stressed that CELG has great growth potential in the market in which it operates. According to him, between 2010 and 2015, the distribution company’s sales increased 5.8%, while the electricity market in the country increased by 3% on average. For the next five years, the forecast is annual growth from 2.5% to 3.6%, according to the new economic plan used to develop CELG’s sales program.

NEW RULES AT BNDES

Ferreira said that six other distribution companies in the North and Northeast will be prepared for privatization in the second half of next year.

The superintendent of the Privatization department at BNDES, Rodolfo Torres, said that the bank, in addition to supporting the auction of the distributon, also intends to provide financing for the investment plan for the future buyers. The level of financing for the distrubtion company still needs to be determined.

According to the superintendent, this week, the bank is reviewing the financing conditions for the infrastructure sector as a whole and, consequently, for the energy sector.

2.             In view of the above, we hereby request that you clarify whether the news is true, and, if true, explain the reasons that led to not treating it as a material fact, as well as comment on any other related information deemed important.

3.            This answer should be provided through the Empresa.NET System, category: Notice to the Market, type: Clarification of CVM/BOVESPA Inquiries, subject: News disclosed in the press, and should include a transcript of this Official Letter.

4.            We hereby notify that, on instruction from the Superintendence of Corporate Relations, in the exercise of its legal duties and pursuant to Section II of Article 9 of Law 6385/76 and CVM Instruction No. 452/07, a fine of R$ 1,000.00 (one thousand reais) will be levied, without prejudice to other administrative sanctions for noncompliance with the requirement contained in this document, sent exclusively by e-mail, by 9:30 a.m., September 30, 2016, despite the provisions of the sole paragraph of Article 6 of CVM Instruction 358/02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.